*FOIA Confidential Treatment Request*

Confidential Treatment Requested by

Kite Pharma, Inc.

in connection with Registration Statement

on Form S-1 initially filed on May 19, 2014

Charles S. Kim T: +1 858 550-6049 ckim@cooley.com	VIA EDGAR AND FEDEX

June 9, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jeffrey P. Riedler
Bryan J. Pitko
Austin Stephenson

Re:	Kite Pharma, Inc.
Registration Statement on Form S-1
Filed May 19, 2014
File No. 333-196081

Dear Mr. Riedler:

On behalf of our client, Kite Pharma, Inc. (the “Company”), we are submitting this letter in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 3, 2014 (the “June 3 Comment Letter”) with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) originally filed with the Commission on May 19, 2014 and in response to comments received from the Staff by letter dated June 6, 2014 (the “June 6 Comment Letter”) with respect to the Registration Statement and our supplemental response letter dated June 2, 2014. We have incorporated the text of the comments into this response letter for convenience.

Confidential Treatment Request

Due to the commercially sensitive nature of information contained herein, the Company hereby requests, pursuant to 17 C.F.R. § 200.83, that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person as they contain confidential information. The Company has filed a separate copy of this letter, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with 17 C.F.R. § 200.83(d)(1), if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned rather than rely upon the U.S. mail for such notice. The address and telephone number for Charles S. Kim, the responsible representative, is c/o Cooley LLP, 4401 Eastgate Mall, San Diego, California 92121-1909, telephone number (858) 550-6049.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

Staff Comment from the June 3 Comment Letter and Company Response

Prospectus Summary, page 1

1. We note your revised disclosure in response to comment 8. Please further revise your disclosure to clarify what results would qualify as an objective response in relation to the NCI Phase 1-2a clinical trial for anti-CD19 CAR T cell therapy.

Response: In response to the Staff’s comment, the Company advises the Staff that it expects to include the following disclosure under “Prospectus Summary” and under “Business” in a pre-effective amendment to the Registration Statement:

“Objective response occurs when there is a complete remission or a partial remission, as measured by standard criteria. Generally, a complete remission requires a complete disappearance of all detectable evidence of disease and a partial remission typically requires at least approximately 50% regression of measurable disease, without new sites of disease.”

Staff Comments from the June 6 Comment Letter and Company Response

Critical Accounting Policies and Significant Judgments and Estimates

Stock-Based Compensation

Determining fair value of stock options, page 59

1. We acknowledge your response to our comment. It remains unclear how you sufficiently addressed the quantitative or qualitative components in our initial comment regarding the explanation of the dramatic increase in the fair value of each equity issuance through the date of effectiveness for the preceding twelve months to the estimated offering price. Please provide us with further discussion and analysis explaining the increase and tell us why you believe the assumptions used at each valuation are reasonable. For instance tell us why you believed that the probability applied to each of the scenarios was reasonable considering where you were in the IPO process. In addition, please provide us with the amount of options issued at each issuance date.

Response:

Response: Historically, the fair value of the common stock underlying the Company’s stock-based awards has been determined on each grant date by the Company’s board of directors (the “Board”), with input from management. All options to purchase shares of the Company’s common stock were intended to be granted with an exercise price per share no less than the fair value per share of the Company’s common stock underlying those options on the date of grant, determined in good faith and based on the information known to the Board on the date of grant. In the absence of a public trading market for the Company’s common stock, on each grant date, the Board considered various objective and subjective factors described in detail in the Registration Statement, along with input from management, to determine the fair value of the Company’s common stock.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

In addition to the above factors, as part of its assessment of the fair value of the Company’s common stock for purposes of making stock option grants, the Board also considered and relied upon appraisals of the fair value of the Company’s common stock as of June 30, 2013, December 31, 2013 and May 19, 2014 from independent third-party valuation specialists using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “Practice Aid”).

June 30, 2013 Valuation

In accordance with the Practice Aid, the June 30, 2013 valuation appraisal used the option pricing method (“OPM”). OPM treats the rights of the holders of preferred and common shares as equivalent to call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. The estimated value of the common stock can be determined by estimating the value of its portion of each of these call option rights. The OPM took into consideration the sale price of the Company’s shares of Series A convertible preferred stock, which included sales to new investors on an arm’s length basis in May 2013. In addition, a 45% discount was applied for lack of marketability (“DLOM”) to reflect that the Company’s shares were not traded in an efficient, liquid market into which the shares could be readily sold and that no liquidity event was planned for twelve months. In particular, the OPM was a stay-private scenario and no initial public offering (“IPO”) scenario was taken into account, as no IPO was contemplated by the Company. At this time, the Company had limited operations, 8 employees, no Phase 1-2a data available relating to its engineered autologous cell therapy (“eACT”), no strategic plan focusing on and prioritizing eACT, and, to the Company’s knowledge, there was limited investor interest in companies focused on cancer immunotherapy generally. The resulting fair value of the Company’s common stock was $0.70 per share.

October and December 2013 Grants

The Board granted 1,826,398 options on October 8, 2013 and 403,043 options on December 12, 2013. At each grant date, the Board determined that the fair value of the Company’s common stock was $0.70 per share, in consideration of the June 30, 2013 valuation analysis and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the June 30, 2013 valuation through December 12, 2013 and none were expected to occur in the near term. In particular, the Company still did not consider an IPO a viable option. The Company continued to have limited operations and 12 employees at December 12, 2013. Additionally, while the Company had limited favorable data related to the ongoing Phase 1-2a clinical trial utilizing anti-CD19 CAR T cell therapy being conducted by the National Cancer Institute (“NCI”), the Company’s Chief Executive Officer resigned on December 4, 2013, no successor Chief Executive Officer was identified prior to the December 12, 2013 grant, and the IPO market was becoming less receptive to biotechnology companies. The Associated Press reported on December 3, 2013 that investors began to be

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

less interested in investing in IPOs involving biotechnology companies in late November 2013, and that five biotechnology IPOs were postponed that were planned for the week of November 18, 2013. The Company believed that investor’s renewed focus on the risks of investing in biotechnology companies would preclude a successful IPO, particularly since the Company’s area of focus, engineering T cells to fight cancer, was new and unproven and could potentially be viewed as having greater risks than other biotechnology companies in more established fields.

December 31, 2013 Valuation

In accordance with the Practice Aid, the December 31, 2013 valuation appraisal used a hybrid method of the probability-weighted expected return method (“PWERM”) and an OPM to allocate enterprise value. The Company allocated enterprise value using a PWERM model for the scenarios of an IPO in a favorable IPO market and in a base case market, and allocated enterprise value using an OPM model for a stay private scenario. The PWERM model was weighted 20% and the OPM model was weighted 80% to determine fair value. The PWERM model assumed a 40% probability of completing an IPO in a favorable IPO market and a 60% probability of completing the IPO in a base case market. For the favorable IPO market, the Company assumed that the biotechnology IPO market recovers and the Federal Reserve does not dramatically reduce the infusion of quantitative easing into the market. For the base case market, the Company assumed a less favorable IPO market due to life science investor fatigue, a weak macroeconomic outlook and investor concerns over the Federal Reserve taper.

In addition, the Company applied a present value discount to the IPO equity value of 0.833, assuming an IPO at December 31, 2014, and a DLOM of 15%. A DLOM of 30% was applied to the OPM model assuming an exit event at December 31, 2015. The resulting fair value of the Company’s common stock was $1.35 per share.

As part of this determination, the Board considered internal and external value-generating events that occurred between June 30, 2013 and December 31, 2013. Most significantly, the Board considered the fact that on December 27, 2013, additional favorable data related to the ongoing Phase 1-2a clinical trial utilizing anti-CD19 CAR T cell therapy being conducted by the NCI was available and was analyzed by the Company as supporting the significant potential of its lead product candidate, KTE-C19. In addition, public visibility of cancer immunotherapy increased at the end of December, evidenced by a December 20, 2013, Science magazine cover story entitled “Breakthrough of the Year: Cancer Immunotherapy, T cells on the attack”. As a result of the additional data and increased visibility of cancer immunotherapy generally, the Company began to consider that there may be an opportunity to complete an IPO at the end of 2014. While a new Chief Financial Officer assumed duties on December 15th, 2013, the Company’s operations remained limited with 13 employees as of December 31, 2013 and the Company was conducting a search for a new Chief Executive Officer. Also, the Company had not progressed its strategic plan and had not initiated an IPO process with the appointment of company counsel or underwriters to advise on a potential IPO. Accordingly, the Company considered a 20% IPO probability to be a reasonable assumption for its December 31, 2013 valuation.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

March 2014 Grants

The Board granted 2,845,589 options on March 25, 2014 and 50,000 options on March 26, 2014. At the grant dates, the Board determined that the fair value of the Company’s common stock was $1.35 per share, in consideration of the December 31, 2013 valuation analysis and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board concluded that no significant internal or external value-generating events had taken place since the December 31, 2013 valuation through March 26, 2014 and none were expected to occur in the near term. However, the Company also advises the Staff that the Company retrospectively reassessed, solely for financial accounting purposes, the common stock fair value related to the March 2014 option grants for the reasons described below under “Preliminary IPO Price Range—March 2014 Grant—Restrospective Reassessment.”

May 19, 2014 Valuation

In accordance with the Practice Aid, the May 19, 2014 valuation appraisal again used a hybrid method of the PWERM and an OPM to allocate enterprise value. The Company allocated enterprise value using a PWERM model for the scenarios of an IPO in a favorable IPO market and in a base case market, and allocated enterprise value using an OPM model for a stay private scenario. The PWERM model was weighted 75% and the OPM model was weighted 25% to determine fair value. The PWERM model assumed a 40% probability of completing an IPO in a favorable IPO market and a 60% probability of completing the IPO in a base case market. For the favorable IPO market, the Company assumed that improving investor sentiment towards quality biotechnology companies with investors willing to pay a premium for pipeline potential would result in a favorable IPO. For the base case market, the Company assumed a less favorable IPO market due to the increased selectivity in the biotechnology IPO market and that investors may focus on the risks inherent in the Company’s product pipeline.

In addition, the Company applied a present value discount to the IPO equity value of 0.935, assuming an IPO at September 30, 2014, and a DLOM of 10%. A DLOM of 30% was applied to the OPM model assuming an exit event at May 18, 2016. The resulting fair value of the Company’s common stock was $6.89 per share.

As part of this determination, the Board considered internal and external value-generating events that occurred between December 31, 2013 and May 19, 2014, including the following:

•	On March 27, 2014, the U.S. Food and Drug Administration Office of Orphan Products Development granted orphan drug designation for the Company’s lead investigational therapy, an autologous engineered T cell product that targets CD19 expression on B cell malignancies, for the treatment of diffuse large B cell lymphoma.

•	In April 2014, the Company entered into a note purchase agreement with investors for the sale of an aggregate of $50.0 million of convertible promissory notes.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

•	On April 4, 2014, the Company submitted a draft registration statement to the Commission and on May 19, 2014 the Company filed publicly the Registration Statement.

•	Since April 15, 2014, the biotechnology market improved, with quality biotechnology companies having separated from the lesser promising biotechnology companies in terms of valuations.

•	On May 7, 2014, Forbes magazine featured a cover story entitled “Will this Man Cure Cancer?”, which focused on a competitor of the Company also involved in the cancer immunotherapy space, which further enhanced public visibility of cancer immunotherapy generally.

•	In May 2014, the Company had meetings with potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Act”). In connection with such meetings, the Company received feedback from potential investors which caused the Board to increase its expectations regarding the anticipated probability of an IPO and the value of the Company.

The increase in the probability assumption of an IPO of 75% from 25% at the December 31, 2013 valuation, as well as assuming the IPO event at an earlier date of September 30, 2014, were primarily due to the events described above, particularly the public filing of the Registration Statement and the feedback from potential investors. However, given the volatility in the IPO market and the Company’s area of focus involving a new technology, the Company did not believe it was reasonable to assume a greater than 75% probability of an IPO at May 19, 2014.

June 2014 Grant

After March 26, 2014, the Board granted 907,250 options on June 6, 2014. At the grant date, the Board determined that the fair value of the Company’s common stock for purposes of Section 409A of the Internal Revenue Code of 1986, as amended, and the exercise price of the options was $6.89 per share, after taking into consideration the May 19, 2014 valuation analysis and the other objective and subjective factors described in the Registration Statement. As part of this determination, the Board determined that no significant internal or external value-generating events have taken place since the May 19, 2014 valuation through June 6, 2014. However, the Company also advises the Staff that the Company will retrospectively reassess, solely for financial accounting purposes, the common stock fair value related to the June 2014 option grant as described below under “Preliminary IPO Price Range—June 2014 Grant—Restrospective Reassessment.”

Preliminary IPO Price Range

The Company respectfully advises the Staff that on June 9, 2014, representatives of the lead book-running managers of its IPO advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary estimated IPO price to be included on the cover of the Company’s preliminary prospectus of $[*] to $[*] per share (the “Preliminary IPO Price Range”).

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

The Company respectfully submits to the Staff that the increase in value between the most recent valuation report described above, compared to the Preliminary IPO Price Range, is reasonable. Specifically, the Company submits to the Staff that the May 19, 2014 valuation report appropriately reflected the potential for a stay private scenario. The probability of completing an IPO was determined to be 75% at May 19, 2014 and the IPO equity value determination was $10.49 per share, before applying a 0.935 present value discount and a DLOM of 10%, which took into consideration the continuing volatility of the biotechnology IPO market, the failure of biotechnology companies in recent months to complete an IPO and a base case, or less favorable, IPO market. In contrast, the Preliminary IPO Price Range is a single outcome which necessarily assumes that the IPO has occurred and a public market for the Company’s common stock has been created. As a result, unlike the valuation performed in connection with the Company’s option grants as a private company, the Preliminary IPO Price Range excludes any marketability or illiquidity discount for the Company’s common stock and takes into account that the IPO would provide significant additional cash proceeds to the Company to help fuel its growth and substantially strengthen the Company’s balance sheet. In addition, the Preliminary IPO Price Range assumes the conversion of (i) $50.0 million aggregate principal amount of outstanding convertible notes, plus accrued interest, into shares of common stock and (ii) 20,315,397 shares of outstanding Series A convertible preferred stock, plus accrued dividends, into shares of common stock, and the resulting elimination of all convertible note and preferred stock preferences (including the liquidation preference for the convertible notes and the Series A convertible preferred stock that stand in front of the common stock prior to the respective conversions).

Finally, there are other factors that support the discount in the May 19, 2014 valuation determination, compared to the Preliminary IPO Price Range, including (i) the inherent uncertainty of completing a successful IPO, (ii) the possibility that the actual IPO price could be substantially lower than the Preliminary IPO Price Range recommended by the Company’s underwriters and (iii) the 180-day lock-up agreement to which the shares underlying the stock options will be subject following the IPO.

March 2014 Grants – Restrospective Reassessment

Due to the significant increase between the March 25, 2014 and March 26, 2014 fair value determination and the mid-point of the Preliminary IPO Price Range of $[*] per share, the Company determined in retrospect that the March 25, 2014 and March 26, 2014 fair value determination may not have adequately taken into account the probability of completing a successful IPO at March 25, 2014 and March 26, 2014. Additionally, the Company considered that it had initiated the IPO process by appointing underwriters and holding an IPO organizational meeting with underwriters on March 14, 2014 and was also in the process of finalizing its draft registration statement, submitted to the Commission on April 4, 2014, at March 25, 2014 and March 26, 2014.

In connection with this reassessment, the Company considered several alternatives to determining the fair value of the common stock for financial reporting purposes and determined

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

that the linear extrapolation approach was the most appropriate. The Company started the linear extrapolation model from the mid-point of the Preliminary IPO Price provided on June 9, 2014 to the December 31, 2013 fair value determination of $1.35 per share. Using this approach, the Company retrospectively determined that the fair value at March 25, 2014 and March 26, 2014 was $[*] per share. As a result, the additional stock-based compensation expense for the three months ended March 31, 2014 would have been approximately $[*] million, and at March 31, 2014, the Company would have had approximately $[*] million of total unrecognized employee stock-based compensation expense, related to the March 2014 stock option grants, an increase of approximately $[*] million, that will be recognized as expense over a weighted-average period of 3.2 years.

With the benefit of hindsight, the Company determined that the linear extrapolation approach would provide the most appropriate conclusion for the valuation of the common stock at March 25, 2014 and March 26, 2014 because the Company could not identify any single event or series of events that occurred between December 31, 2013 and the grant date that would have caused a material change in fair value as of such grant date. In addition, the Company steadily increased its size to 27 employees as of June 2, 2014, when its new Chief Medical Officer began employment, further finalized its strategic plan to aggressively pursue eACT based product candidates and the NCI continued to progress clinical trials related to eACT based product candidates, with additional supporting data released on the ongoing Phase 1-2a anti-CD19 CAR T cell therapy and without any significant data releases. Also, since many of the events supporting the mid-point of the Preliminary IPO Price Range of $[*] per share, such as those listed above under “May 19 Valuation” occurred after March 25, 2014 and March 26, 2014 and since the mid-point is based on assumptions, including that the IPO has occurred, among others, the Company believes the linear extrapolation approach is conservative and reasonable.

The Company advises the Staff that it expects to include disclosure regarding the reassessment of the fair value of its common stock and the associated determination of stock-based compensation expense relating to the March 2014 option grants in a pre-effective amendment to the Registration Statement.

June 2014 Grant – Retrospective Reassessment

The Company advises the Staff that once the bona fide initial offering price range has been determined, the Company will retrospectively reassess solely for financial accounting purposes the common stock fair value related to the June 6, 2014 option grant. The Company advises the Staff that the fair value for financial accounting purposes of the options granted on June 6, 2014 will be the midpoint of the bona fide initial offering price range. Assuming a $[*] midpoint, the aggregate additional and total expense associated with those awards, net of estimated forfeitures, is approximately $[*] million and $[*] million, respectively. The expected weighted average vesting period for those awards is 3.6 years. Based upon an estimated offering price of $[*] per share, the options would have an intrinsic value of approximately $[*] million.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

The Company advises the Staff that it expects to include disclosure regarding these options, including the anticipated aggregate additional expense and intrinsic value of the June 6, 2014 options, in a pre-effective amendment to the Registration Statement.

2. You issued $50 million of convertible debt in April 2014. Please provide appropriate disclosure in a pre-effective amendment, including a discussion of any beneficial conversion feature that will be recorded, if material. Provide us an analysis of your determination of whether or not a beneficial conversion feature will be recorded.

Response: In response to the Staff’s comment, the Company advises the Staff that it expects to include the following disclosure relating to the convertible debt issued in April 2014 (the “2014 Notes”) under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Sources of Liquidity” in a pre-effective amendment to the Registration Statement:

“The 2014 Notes accrue interest at a rate of 6.0% per annum. Upon the closing of this offering, the 2014 Notes, including accrued interest thereon, will automatically convert into a number of shares of common stock at a per share conversion price equal to 90% of the initial public offering price. Pursuant to Accounting Standards Codification 470-20-30, the 2014 Notes contain a contingent beneficial conversion feature as they will convert at 90% of the initial public offering price. At the closing of the IPO, the Company expects to recognize a non-cash expense of approximately $[*] million which reflects the beneficial conversion feature on the 2014 Notes based on the assumed initial public offering price of $[*] per share, which is the mid-point of the price range set forth on the cover page of this prospectus.”

In addition, the Company advises the Staff that it expects to reflect the pro forma effect of the charge to accumulated deficit related to the 2014 Notes beneficial conversion feature to the Company’s balance sheet at March 31, 2014 in its summary balance sheet data under “Prospectus Summary—Summary Financial Data” and under “Capitalization” in a pre-effective amendment to the Registration Statement.

*         *         *

Destruction of this Unredacted Letter Pursuant to Rule 418 Under the Act

We further request, pursuant to Rule 418 under the Act, that this unredacted letter be destroyed promptly following the Staff’s completion of its review of such information.

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

June 9, 2014

The Company respectfully requests the Staff’s assistance in completing its review of the information contained herein as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. And please contact me at (858) 550-6049 if you have any questions regarding the Registration Statement or the foregoing information.

Sincerely,

COOLEY LLP

/s/ Charles S. Kim, Esq.

Charles S. Kim, Esq.

cc:	Arie S. Belldegrun, M.D., Kite Pharma, Inc.
Cynthia M. Butitta, Kite Pharma, Inc.
Fred M. Muto, Esq., Cooley LLP
Charles J. Bair, Esq., Cooley LLP
Donald J. Murray, Esq., Covington & Burling LLP

4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM